QUANTUM COMPUTING INC.

5 Marine View Plaza, Suite 214

Hoboken, NJ 07030

July 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Quantum Computing Inc.
Registration Statement on Form S-1, File No. 333-288502

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: July 14, 2025

Requested Time: 5:00 pm, Eastern Time

Ladies and Gentlemen:

Quantum Computing Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-288502), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 5:00 pm Eastern Time on July 14, 2025, or as soon thereafter as possible.

Please contact our counsel, Steven Lipstein of Lucosky Brookman LLP at (732) 395-4416 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Lipstein by telephone when this request for acceleration has been granted.

Sincerely yours,

QUANTUM COMPUTING INC.

/s/ Dr. Yuping Huang
Dr. Yuping Huang
Chief Executive Officer